UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

U.S. Concrete, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90333L201
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L201	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 718,545
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 718,545
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%*
12	TYPE OF REPORTING PERSON* CO

*Calculated based on 13,372,114 shares of Common Stock outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 488,476 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by the Reporting Person.

CUSIP No. 90333L201	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,404,792
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,404,792
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,792
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON* PN

*Calculated based on 13,372,114 shares of Common Stock of the Company outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 817,705 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by the Reporting Person.

CUSIP No. 90333L201	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,404,792
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,404,792
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,792
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON* PN

*Calculated based on 13,372,114 shares of Common Stock of the Company outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 817,705 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by the Reporting Person.

CUSIP No. 90333L201	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,404,792
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,404,792
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,792
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON* OO

* Calculated based on 13,372,114 shares of Common Stock of the Company outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 817,705 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by the Reporting Person.

Item 1(a):	Name of Issuer:

The name of the issuer is U.S. Concrete, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).

Item 1(b):	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 2925 Briarpark, Suite 1050, Houston, Texas  77042.

Item 2(a):	Name of Person Filing:

This Schedule 13G is filed by:

(i) Monarch Debt Recovery Master Fund Ltd (“MDRF”), with respect to shares of Common Stock (as defined below), of the Issuer owned by MDRF directly (the “MDRF Common Stock”) as Common Stock or through 9.5% Convertible Secured Notes due 2015 (the “Convertible Notes”) that are convertible into Common Stock;

(ii) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds), including MDRF, with respect to shares of Common Stock of the Issuer directly owned by the Funds as Common Stock (including the MDRF Common Stock) or through Convertible Notes that are convertible into Common Stock;

(iii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position; and

(iv) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

MDRF, MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Item 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o Monarch Alternative Capital LP, 535 Madison Avenue, New York, New York 10022.

Item 2(c):	Citizenship:

MDRF is a Cayman Islands corporation.  MAC is a Delaware limited partnership.  MDRA GP is a Delaware limited partnership.  Monarch GP is a Delaware limited liability company.

Item 2(d):	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e):	CUSIP Number

90333L201

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the Act,

B.	[ ] Bank as defined in Section 3(a)(6) of the Act,

C.	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,

D.	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

E.	[ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

F.	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

G.	[ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

H.	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

J.	[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

K.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4:	Ownership:

The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:

A.           MDRF

(a)           Amount beneficially owned: 718,545 (includes 488,476 shares issuable upon conversion of Convertible Notes).

(b)           Percent of Class: 5.2% (Calculated based on 13,372,114 shares of Common Stock outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 488,476 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by MDRF).

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 718,545

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 718,545

As of December 31, 2011, MDRF beneficially owned 769,540 shares, (including 523,143 shares issuable upon conversion of Convertible Notes beneficially owned by MDRF), representing 5.7% of the outstanding Common Stock (calculated based on 12,867,239 shares of Common Stock outstanding as of November 11, 2011, as reported in the Issuer’s Form 10-Q filed on November 14, 2011, and 523,143 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by MDRF).  MDRF shared voting and dispositive power with respect to all such shares.

B.           MAC

(a)           Amount beneficially owned: 1,404,792 (includes 817,705 shares issuable upon conversion of Convertible Notes).

(b)           Percent of Class: 9.9% (Calculated based on 13,372,114 shares of Common Stock of the Company outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 817,705 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by MAC).

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,404,792

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,404,792

As of December 31, 2011, MAC beneficially owned 1,349,317 shares, (including 762,230 shares issuable upon conversion of Convertible Notes), representing 9.9% of the outstanding Common Stock (calculated based on 12,867,239 shares of Common Stock outstanding as of November 11, 2011, as reported in the Issuer’s Form 10-Q filed on November 14, 2011, and 762,230 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by MAC).  MAC shared voting and dispositive power with respect to all such shares.

C.           MDRA GP

(a)           Amount beneficially owned: 1,404,792 (includes 817,705 shares issuable upon conversion of Convertible Notes).

(b)           Percent of Class: 9.9% (Calculated based on 13,372,114 shares of Common Stock of the Company outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 817,705 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by MDRA GP).

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,404,792

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,404,792

As of December 31, 2011, MDRA GP beneficially owned 1,349,317 shares, (including 762,230 shares issuable upon conversion of Convertible Notes), representing 9.9% of the outstanding Common Stock (calculated based on 12,867,239 shares of Common Stock outstanding as of November 11, 2011, as reported in the Issuer’s Form 10-Q filed on November 14, 2011, and 762,230 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by MDRA GP).  MDRA GP shared voting and dispositive power with respect to all such shares.

D.           Monarch GP

(a)           Amount beneficially owned: 1,404,792 (includes 817,705 shares issuable upon conversion of Convertible Notes).

(b)           Percent of Class: 9.9% (Calculated based on 13,372,114 shares of Common Stock of the Company outstanding as of November 8, 2012, as reported in the Issuer’s Form 10-Q filed on November 9, 2012, and 817,705 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by Monarch GP).

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,404,792

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,404,792

As of December 31, 2011, Monarch GP beneficially owned 1,349,317 shares, (including 762,230 shares issuable upon conversion of Convertible Notes), representing 9.9% of the outstanding Common Stock (calculated based on 12,867,239 shares of Common Stock outstanding as of November 11, 2011, as reported in the Issuer’s Form 10-Q filed on November 14, 2011, and 762,230 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by Monarch GP).  Monarch GP shared voting and dispositive power with respect to all such shares.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [     ]

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8:	Identification and Classification of Members of the Group:

N/A

Item 9:	Notice of Dissolution of Group:

N/A

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013
MONARCH DEBT RECOVERY MASTER FUND LTD
By:          Monarch Alternative Capital LP, its Investment Manager

By:    MDRA GP LP, its General Partner

By:    Monarch GP LLC, its General Partner

By:  /s/ Michael Weinstock
    Name:  Michael Weinstock
    Title:    Member

Dated: January 10, 2013	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: January 10, 2013	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: January 10, 2013	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member